2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Appoints Anders Haker as Chief Financial Officer

April 4, 2005 (TSX: LUN; O-List Stockholmsbörsen: LUMI) ... Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce the appointment of Mr. Anders Haker as Chief Financial Officer of the Company effective as of April 4, 2005.

Mr. Haker has more than 18 years professional experience in accounting and financial management. He is a graduate of the University of Uppsala and holds a Bachelor of Business Administration. A Swedish citizen, Mr. Haker began his career at Price Waterhouse in Stockholm as an auditor and then joined Trelleborg Group, a large industrial group with operations in over 40 countries worldwide, as Head of Accounting of Trelleborg Finance BV and subsequently Financial Controller. More recently, Mr. Haker was Executive Vice President and CFO of the Boliden group in Toronto and Stockholm.

Mr. Lukas Lundin Chairman of Lundin Mining, commented, "We are very pleased to have Mr. Haker join our team. He brings with him a wealth of experience and financial expertise. Over the course of his career he was responsible for the successful execution of dozens of major financial and market transactions. We look forward to working with him and drawing upon his experience as we continue to grow Lundin Mining and build the Company into one of the largest base metals producers in the world."

Lundin Mining is a Canadian mining and exploration company with a primary focus in Scandinavia. The main asset of the company is the Zinkgruvan mine, located about 200 kilometers southwest of Stockholm, Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. Lundin Mining holds more than 95 percent of the shares of the mining and exploration company North Atlantic Natural Resources AB (NAN). NAN's primary asset is the Storliden copper and zinc mine in the Skellefte District of northern Sweden, which has been in production since 2002. A public offer has been made for the remaining outstanding shares of NAN. Lundin Mining also holds a large copper/gold exploration project in the prolific Norrbotten Mining District in northern Sweden.

ON BEHALF OF THE BOARD

"Edward F. Posey"
President

For further information, please contact:
Sophia Shane, Investor Relations – North America: (604) 689-7842 or
Robert Eriksson, Investor Relations – Europe: +46-8-545-07470